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                               September 23, 2020

       Chuck Pettid
       President and Director
       Fig Publishing, Inc.
       335 Madison Avenue, Suite 7E
       New York, NY 10017

                                                        Re: Fig Publishing,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 27,
2020
                                                            File No. 024-11304

       Dear Mr. Pettid:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A Filed August 27, 2020

       Summary
       Current Developer     Digital Eclipse, page 3

   1. You disclose that Digital Eclipse has been working with intellectual property holders of classic games and state
your belief that Digital Eclipse will be able to retain a greater percentage of profits
with funding from Fig Publishing compared to working only with intellectual property
holders. Please clarify the basis for your belief. Also clarify if
                                                        Digital Eclipse will
need permission from intellectual property holders of classic games for it to develop such
classic games under the license agreement with Fig Publishing.
       Revenue Sharing Formula, page 5

   2. Please clarify that Gross Receipts is net of certain expenses and fees, such as distributer fees.
 Chuck Pettid
FirstName  LastNameChuck   Pettid
Fig Publishing, Inc.
Comapany 23,
September  NameFig
               2020 Publishing, Inc.
September
Page 2     23, 2020 Page 2
FirstName LastName
The Games, The Developer and The Shares
Illustrative Revenue Sharing and Dividend Example, page 41

3.       Please explain how the second table illustrates how the dividends per
holder of FGS     DE
         would be reduced if only a portion of the funds raised from this offering are provided to
         Digital Eclipse. In this regard, revise the funding assumptions used for this table to yield a different amount of dividends per share for the tables presented. Also revise the illustrative example on page 7 to make any corresponding changes. Potential Cumulative Dividends, page 43

4.       Please revise to disclose the total number of shares of FGS - DE assumed to be
         outstanding for purposes of the chart. Also, revise to present scenarios where the amount of proceeds raised in the offering is less than the funds contributed to Digital Eclipse for
         Licensed Game(s) under the License Agreement. In addition, provide an indication that
         Fig   s Revenue Share will terminate on the fifth anniversary of Fig receiving three times
         the amount of Fig Funds provided to Digital Eclipse.
Compensation of Directors and Executive Officers, page 52

5. We note that the Loose Tooth Industries, Inc. allocated stock-based compensation expense to the company for the years ended September 30, 2019 and 2018. Please revise the summary compensation table to disclose the amount that each of your officers and directors received in fiscal year 2019. Also, briefly describe the compensation to be made by OpenDeal Inc. to the executive officers and directors for their work at the company.
General

6.       You disclose on page 44 that    [i]n the event Fig does not contribute
all of the Fig Funds to
         the Developer for Licensed Games, any Fig Funds not otherwise used for pre-disclosed
         fees related to the offering will be returned to holders of FGS     DE
on a pro-rata basis at
         the time of the cancellation of the FGS     DE.    Please revise to
highlight this aspect of the
         offering and the FGS     DE securities throughout the offering
circular, including on the
         offering circular cover page, Summary and Plan of Distribution. Discuss whether the offering proceeds will be held in an escrow or trust account pending the contribution of funds to Digital Eclipse, what fees will be withheld, whether interest will be paid upon return of the funds and how long the company may hold the proceeds before returning
         them to FGS     DE shareholders.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Chuck Pettid
Fig Publishing, Inc.
September 23, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or
Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



FirstName LastNameChuck Pettid                             Sincerely,
Comapany NameFig Publishing, Inc.
                                                           Division of
Corporation Finance
September 23, 2020 Page 3                                  Office of Technology
FirstName LastName